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                         July 1, 2022

       Jessica Fischer
       Chief Financial Officer
       Charter Communications, Inc.
       400 Washington Blvd.
       Stamford, Connecticut 06902

                                                        Re: Charter
Communications, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed January 28,
2022
                                                            Form 8-K filed
April 29, 2022
                                                            File No. 001-33664

       Dear Ms. Fischer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed April 29, 2022

       Exhibit 99.1, page 1

   1.                                                   In your Key Highlights
bullet points, you present the non-GAAP Adjusted
                                                        EBITDA measure prior to
the most directly comparable GAAP measure of Net Income
                                                        Attributable to Charter
Shareholders, which places undue prominence on your non-GAAP measure. Please ensure
that your non-GAAP measure does not precede the most directly comparable GAAP measure
in your next earnings release. See Item 10(e)(1)(i)(A)
                                                        of Regulation S-K and
Question 102.10 of the updated Non-GAAP Compliance and
                                                        Disclosure
Interpretations.
   2. We note that you present Free Cash Flow in the highlighted bullet points but do not disclose the most
directly comparable GAAP measure of Net Cash Flows from Operating
                                                        Activities. Please
provide the most directly comparable GAAP measure with equal or
 Jessica Fischer
Charter Communications, Inc.
July 1, 2022
Page 2
         greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.
3.       On pages 4 of the earnings release and 1 of the Addendum, you present
Adjusted
         EBITDA and Adjusted EBITDA margin on the face of the Unaudited Consolidated
         Statement of Operations and Operating Data as if the measures had been prepared in accordance with generally accepted accounting principles (GAAP). The presentation does not appear to be prepared in a form as prescribed by Rule 4-01(a) of Regulation S-X, which provides guidance on the form, order and terminology used in presenting financial statements. Moreover, Rule 4-01(a)(1) of Regulation S-X requires financial statements to be prepared in accordance with GAAP, yet Adjusted EBITDA and Adjusted EBITDA margin are not GAAP. Please revise your next earnings release to provide financial statements that are in prescribed form and contain no departures from U.S. GAAP.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameJessica Fischer                            Sincerely,
Comapany NameCharter Communications, Inc.
                                                             Division of
Corporation Finance
July 1, 2022 Page 2                                          Office of
Technology
FirstName LastName